
iCAD®™

2005 Annual Report

Our Mission

iCAD® develops, engineers, manufactures and markets industry-leading Computer-Aided Detection (CAD) solutions that enable healthcare professionals to identify cancer and other life-threatening conditions earlier by making medical services more effective, more accessible and more affordable for patients worldwide.





Table of Contents





LETTER FROM THE CHAIRMAN



Fellow Shareholders:

Looking back on 2005 from today's perspective, it was a year of significant progress and challenges —starting rather ominously with a patent infringement suit filed against us by a competitor and ending with strong orders, shipments and backlog in the final quarter. In between, we successfully launched several new products and programs; doubled our domestic sales force; established sales relationships with new OEMs; furthered our research in the use of CAD in several areas of medical diagnostics, and generally advanced our fundamental business and strategic plan.

The lawsuit filed in April, which claimed infringement on certain patents held by our competitor, began a process leading to counterclaims and binding arbitration of the conflicting issues. A panel of experienced arbitrators has since rejected all infringement claims brought by our competitor and also found no basis for our counterclaims. Although we emerged victorious, the Company incurred substantial legal expenses, while the proceedings consumed significant management time and other resources through the first quarter of 2006.

In 2005, we unveiled three major new products, introduced several improvements to existing systems and expanded our ClickCAD™ fee-per-procedure option. Our new TOTALLook™ system converts film mammograms into a digital format for comparison with digital mammography images, making it easier for facilities to transition from film to digital mammography. Though introduced late in the year, we shipped five TOTALLook units in Q4. Our POWERLook™ viewing option for film-based mammography and CAD has been equally well received. POWERLook and TOTALLook represent just two of what we expect will be a series of products providing the benefits of digital viewing to film-based mammography practices.

The newly launched SECONDLook® 300 CAD system joined the SECONDLook® 200 and SECONDLook® 700 models, adding the industry's first full-featured, integrated, networkable CAD solution priced for smaller mammography clinics to our product line. And now all SECONDLook® systems can be acquired through our ClickCAD fee-per-procedure program that makes it easier for lower-volume hospitals and clinics to acquire our CAD technology without incurring a large capital expense. These and other products/programs further illustrate iCAD's continued commitment to making breast cancer detection accessible and affordable to clinics and patients worldwide.

In the area of research and product development, iCAD scientists and engineers continued work on technologies and products for what we believe will be a significant and growing market opportunity related to polyp detection and colon cancer screening. Our planned products, designed to support radiographic examination of the colon with an imaging procedure known as "CT Colonography" or "Virtual Colonoscopy", will assist in the identification of colonic polyps to determine the presence of or risk for colon cancer. Future products in this market will seek to reduce the uncomfortable and unpleasant patient preparation now required for radiographic colon examination. We expect to begin clinical trials and field tests for these products in Q3 of 2006.

2005 was clearly a year of change and I would like to acknowledge the contribution of iCAD's former CEO Scott Parr, who was instrumental in transforming iCAD from a failing graphic arts equipment company with limited market opportunities into a world leader in advanced medical imaging. I am extremely pleased to welcome our new President and CEO Kenneth M. Ferry who joined our company in May of 2006.

Prior to joining iCAD, Ken was Senior Vice President and General Manager for Philips Medical Systems' Global Patient Monitoring business. Ken has over 20 years experience in healthcare technology, more than 10 years of which has been in a senior management capacity with P&L responsibilities. He has the knowledge, management skills and demonstrated track record to increase large business performance where market share and efficient cost structures are essential. He also has experience in new, high growth markets, where progressive technology combined with innovative go to market strategies are key to success. We feel confident that Ken will be instrumental in leading iCAD to realize its full potential as an innovative medical imaging company.

Sincerely,

R. Howard

Robert Howard
Chairman of the Board of Directors



OUR COMPANY

Founded in 1984 and headquartered in Nashua, New Hampshire, iCAD, Inc. manufactures and delivers leading-edge Computer-aided Detection (CAD) technology and complementary medical viewing systems and solutions. Used as an adjunct to other diagnostic imaging technologies—mainly x-ray mammography—our products help save lives by contributing to the early detection of cancer and providing support for clinical decisions. Since receiving FDA approval for our first breast cancer detection system in 2002, over 1,500 hospitals, clinics and women's health centers world-wide have chosen iCAD's early detection and comparative reading products.

For the vast majority of breast cancer screening procedures performed with conventional film-based mammography equipment, iCAD manufactures a powerful, high-speed radiographic film digitizer—approved specifically for mammography—that converts x-ray films and radiographs into digital images. These can then be used for fast clinical determinations and precise diagnostic evaluations in PACS, teleradiology, centralized reading and other applications. The film digitizer plays a significant role in the successful integration of iCAD products into the networked and digital mammography environments.

In everything we do, we strive to make cancer detection technology more accurate, efficient, and accessible. As the only manufacturer of integrated CAD software and digitizer hardware, we bring greater efficiencies and cost-savings to each stage of the design, production and assembly process, which result in more affordable and better integrated solutions for our customers.





"IN EVERYTHING WE DO, WE STRIVE TO MAKE CANCER DETECTION TECHNOLOGY
MORE ACCURATE, EFFICIENT, AND ACCESSIBLE.

MARKET TRENDS AND OUR SOLUTIONS

Since its introduction in 1969, modern x-ray mammography—as we know it—has remained the most proven and widely accepted test for breast cancer screening and diagnosis. Even 35 years of improvements and the more recent introduction of full-field digital mammography (FFDM) have not made mammography infallible. According to clinical studies, ". . . the sensitivity of mammography (with or without clinical breast exam) for breast cancer screening ranges from 70-90% [1,2,3,4]. In other words, if a woman has breast cancer, there is a 70-90% chance that it will be found by screening mammography and a 10-30% chance it will be missed. [5]" Hence the need for computer-aided detection (CAD).







Used in conjunction with either film-based or digital mammography, CAD analyzes images and data at more subtle levels than the naked eye can see and automatically identifies suspicious structures in the breast and other anomalies that might indicate the presence of cancer. Enhanced imaging and analysis equals earlier detection; and earlier detection saves lives. Early detection also tends to expand treatment options to include those that are less expensive, invasive and/or disfiguring. More specifically, iCAD's leading-edge technology—marketed under the SECONDLook brand name—has been shown to detect up to 72% of actionable missed breast cancers an average of 15 months earlier than screening mammography alone.

As further proof of CADs' clinical value and growing acceptance by the medical community, CAD performed as an adjunct to mammography screening is reimbursable in the United States under federal and most third-party insurance programs, providing economic support and incentives for hospitals and clinics to obtain CAD technology. Reflecting this trend, Cigna Insurance has declared CAD



"a standard of care for large radiology practices," and Aetna Insurance has termed it "a necessary adjunct to screening mammography."

As previously mentioned, CAD technology accommodates both conventional film-based mammography and the newer FFDM. The rapid proliferation of digital mammography and the widespread adoption of the fully-digital imaging workflow by hospitals and clinics represent exceptional growth opportunities for iCAD. *In 2005, nearly 32% of our total sales were to OEM partners who* sold our products in combination with their FFDM systems, placing us among the leaders in this market segment.

According to industry analysts Frost & Sullivan, there are approximately 1,000 existing digital mammography centers worldwide, with an additional 750 projected to transition from film to digital or partially digital workflows during 2006. In converting from film to digital workflows, hospital and clinics confront the challenge of how to view prior cases captured on film for comparison to new images taken with FFDM.

iCAD's TOTALLook comparative reading solution converts film images into a digital format with uncompromising fidelity; then automatically optimize the image for display on the same digital viewing station used to review images acquired with FFDM. Now physicians can compare breast images year-to-year to detect subtle changes which may be indicative of breast cancer.

As these trends sweep the market and new challenges arise, iCAD stands ready to respond to the needs of healthcare providers and patients with a portfolio of world-class products, based on our superior, proprietary imaging technology.

"iCAD's TOTALLook ...converts film images into a digital format

WITH UNCOMPROMISING FIDELITY;"

OUR PRODUCTS



iCAD's SECONDLook brand applies to a full line of high-performance, upgradeable CAD systems, designed to meet the diverse needs of small, medium and large imaging practices and both film-based and digital mammography markets. Our offering currently consists of the following:

SECONDLook Digital

Digital mammography CAD system offers unmatched productivity to reliably process images from up to four FFDM units or 30 cases per hour. Supports digital mammography systems manufactured by our OEM partners: GE Healthcare, FujiFILM, IMS Giotto, and Siemens Medical.

TOTALLook

Converts existing film-based mammograms to digital format for analysis, review and year-to-year comparison with images obtained from FFDM systems.

SECONDLook 200

Economical, film-based mammography CAD system processes up to 20 cases per day. The SECONDLook 200 is available through our ClickCAD fee-per-study finance option program, designed to make CAD technology affordable and more accessible to smaller volume mammography clinics and their patients.

SECONDLook 300

This film-based mammography CAD system processes up to 40 cases per day, making it most appropriate for low-to-medium volume clinics. Also available with ClickCAD finance option.

SECONDLook 700

Our top-of-the-line film-based mammography system processes over 40 cases per day, providing unsurpassed CAD performance with multiple thresholds for higher volumes. ClickCAD finance option available.

SECONDLook Viewer

Viewing station for SECONDLook 300 and 700 systems digitally displays image and CAD analysis of film-based mammograms. The POWERLook option contains advanced imaging and measurement tools that let physicians optimize views for easier reading and faster workflow.

SECONDLook 300






25.8 cm. from Rectum



iCAD's systems, software and technologies are protected by 19 U.S. patents that broadly cover the proprietary method by which a computer analysis of mammography data is combined with a human analysis of the same data for the purpose of detecting breast cancer. Additional patent claims have been granted that extend the concept described above to medical imaging applications other than mammography.

Over the past few years, iCAD scientists—in partnership with leading medical and educational institutions—have conducted extensive research for the purpose of developing a CAD application and products for the early detection of colon polyps. Studies are also underway to examine the viability of using CAD with ultrasound for the detection of breast cancer; and with CT for identifying colon polyps.

With support provided through the FY 2004 and FY 2005 U.S. Defense Appropriation Bills, iCAD has initiated collaboration with Walter Reed Army Medical Center and the Windber Research Institute in Windber, Pennsylvania, to develop and evaluate 3D CAD technology for breast imaging, based on existing CAD and pattern analysis techniques for conventional mammograms. This research project also explores the use of ultrasound to reduce unnecessary biopsies. Research involving cardiovascular disease applications is also in the earliest stages.



"THE FIRST SYSTEM TO OFFER A CLEAR UPGRADE PATH FROM

FILM-TO-DIGITAL MAMMOGRAPHY WORKFLOWS."

SPECIFIC PRODUCT AND FEATURE INTRODUCTIONS AND TECHNOLOGY MILESTONES INCLUDE:

- **The first** system to offer a clear upgrade path from film-to-digital mammography workflows
- **The first and only** CAD system to search for and mark clinical asymmetries
- **The first** system to offer free-standing, eye-level radiologist review station
- **The first** system to offer multiple radiologist viewing stations
- **The first** system to support up to 12 views in a patient study
- **The first** system to offer printed CAD results
- **The first** system to provide a choice between soft copy and printed CAD results
- **The first** system to report above each image the number of marks made by the CAD system
- **The first** fully-featured CAD system available for under $70,000

Other innovations include the first use of bar code labels to improve workflow and reduce errors in case tracking; the first system to use a facility's own barcodes to identify and link to CAD results; the first system to integrate with Mammography Information Systems; the first system to offer an HL-7 data format to interface with a facility's radiology information system (RIS); the first system supporting open architecture; standardized protocols and accessible data interfaces; the ability to share digitizers between CAD and medical PACS systems; and the first and only dual digitizer/CAD system.

We also delivered the first digitizer designed specifically for mammography and women's health applications; the first and only support for distributed patient databases that allow remote scanning and access to patient information and test results; the first and only support for remote patient entry; the first bi-directional support for hospital and mammography information systems; and the first leveraged operating lease for CAD systems.

References:

(1) Bird RE, Wallace TW, Yankaskas BC. "Analysis of Cancers Missed at Screening Mammography." Radiology, 184, pp. 613-617, 1992.

(2) Fletcher SW, Black W, Harris R, et al. "Special Article: Report of the International Workshop on Screening for Breast Cancer." Journal of the National Cancer Institute, 85:20, pp. 1644-1656, 1993.

(3) Goergen SK, Evans J, Cohen GPB, et al. "Characteristics of Breast Carcinomas Missed by Screening Radiologists." Radiology, 204, pp. 131-135, 1997.

(4) Robertson CL. "A Private Breast Imaging Practice: Medical Audit of 25,788 Screening and 1,077 Diagnostic Examinations." Radiology, 187, pp. 75-79, 1993.

(5) Sickles EA. "Auditing Your Practice." RSNA Categorical Course in Breast Imaging 1995, pp. 81-91.

  

2005

THERE HAVE BEEN MANY FIRSTS BUT ULTIMATELY

WE'RE ABOUT FINDING CANCER EARLIER.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Sales. Sales of the Company's CAD and medical imaging products for the year ended December 31, 2005 were $19,769,822, compared with sales of CAD and medical imaging products for the year ended December 31, 2004 of $23,308,462. The sales decrease during 2005 was primarily due to a shift in customer demand towards more affordable CAD systems, which resulted in increased sales of the Company's lower priced SECONDLook 300 and 200 products lines, from 106 units sold in 2004 to 165 units sold in 2005, rather than sales of its higher priced SECONDLook 700 systems, which decreased from 139 units sold in 2004 to 45 units sold in 2005, that the Company had anticipated and resulted in an overall decrease of approximately $3,200,000 in its film-based analog products in 2005. The Company believes that sales of its lower priced SECONDLook 300 will continue to increase in 2006. In addition, price competition became an increasing factor in the second quarter of 2005 as the Company's principal competitor lowered sale prices of its products to a level that was either the same as or, in certain cases, lower than prices charged by iCAD for its comparable systems. In 2005 the Company reduced gross sales by approximately $274,000 for rebates related to sales granted by it to certain customers to help offset increased competition from its principal competitor.

Furthermore, in the third quarter of 2005 a major clinical study was published in the *New England Journal of Medicine*, comparing the benefits of film-based and digital mammography. The study results revealed, among other findings, that digital mammography showed superior performance in detecting cancers in dense breasts and for younger women. The Company believes that the release of this study delayed capital budgeting and purchasing decisions for enough film-based clinics in the final stages of CAD acquisition to adversely impact the Company's sales in the third quarter of 2005.

The Company's sales improved in the fourth quarter of 2005 over sales recorded in the second and third quarter, as a result of the addition of sales staff and improvements in the Company's marketing efforts at the end of the third quarter of 2005. Additionally, in response to the Digital Mammography Study released in September 2005 the Company instituted its "Gateway to Digital" marketing program, which the Company believes had a positive impact on potential buyers.

The table on page 9 presents the number of units and sales attributable to different product and service types, in 2004 and 2005:

Gross Margin. Gross margin as a percentage of sales, for the year ended December 31, 2005, improved to 77% compared to 72% for the same period in 2004. The increase in the gross margin rate was primarily due to increases in sales, as a percentage of overall sales, of higher margin products for digital mammography. Although there can be no assurance of its future gross margin rate, the Company expects that continued sales of its higher margin CAD products and increasing production economies will support gross margins at comparable levels in 2006 to those experienced in 2005. The Company further believes that increasing sales of products for digital mammography can contribute to increasing gross margins over time because these products are primarily software in nature and therefore, have lower cost than certain of the Company's analog products which had higher cost hardware components.

Engineering and Product Development. Engineering and product development costs for the year ended December 31, 2005 decreased slightly to $4,785,092 from $4,832,842 in 2004. The decrease primarily results from the action taken by the Company in the first quarter of 2004, following its merger with CADx, to reduce its workforce and close its office and software development group located in Tampa, Florida. In connection with these measures, the Company incurred approximately $280,000 in engineering severance benefits and office closure expenses. Excluding the 2004 non-recurring expenses, engineering and product development costs increased in 2005 due to increases related to hardware engineering associated with completion of new products which have been announced, software engineering related to pending improved releases of the Company's breast cancer detection algorithms, and the expansion of the Company's efforts in product development for computed tomographic applications, especially early detection of colonic polyps. Over the course of 2006, the Company expects engineering and product development costs to decline as a percentage of sales, as sales are expected to increase at a greater rate than product development costs.

PRODUCT TYPE	2004	2005 Q1	2005 Q2	2005 Q3	2005 Q4	2005
UNITS						
Digital services	149	33	30	28	72	163
Additional Device System Licenses	50	14	16	15	5	50
Total Digital	199	47	46	43	77	213
SL700 / 500/ 400 / 402	139	25	5	8	7	45
SL300 / 200	106	33	45	25	61	164
TOTALLook	0	0	0	0	5	5
ClickCAD	21	18	15	6	3	42
ClickCAD Procedure Keys	1	9	10	17	29	65
Excluding Radiologists review stations and medical digitizers						
SALES						
Digital Servers	5,630,652	1,140,350	944,700	908,072	2,517,401	5,510,523
Additional Device System Licenses	815,400	217,250	257,900	239,300	78,400	792,850
Total Digital	**6,446,052**	**1,357,600**	**1,202,600**	**1,147,372**	**2,595,801**	**6,303,373**
SL700 / 500 / 400 / 402	10,633,282	2,054,985	439,400	379,885	311,610	3,185,880
SL300 / 200	3,209,380	1,523,785	1,756,290	1,144,685	2,282,766	6,707,526
TOTALLook	–	–	–	–	151,353	151,353
ClickCAD	98,250	111,200	101,650	85,000	110,000	407,850
Viewer / Options	518,484	333,362	209,615	83,480	134,494	760,951
Total Analog	**14,459,396**	**4,023,332**	**2,506,955**	**1,693,050**	**2,990,223**	**11,213,560**
Digitizers	1,069,763	158,652	162,144	139,098	12,000	471,894
Suppliers & Services	1,333,251	468,023	359,405	414,284	539,283	1,780,995
TOTAL SALES	**$ 23,308,462**	**$ 6,007,607**	**$ 4,231,104**	**$ 3,393,804**	**$ 6,137,307**	**$ 19,769,822**

General and Administrative. General and administrative expenses for the year ended December 31, 2005 increased by $1,830,240 or 36%, from $5,126,110 in 2004 to $6,956,350 in 2005. The increase in general and administrative expenses is primarily due to the increase in legal expense, totaling approximately $2,296,000 of which approximately $1,843,000 was principally associated with the Company's current patent arbitration proceeding and $453,000 was associated with merger discussions with its competitor. Excluding the legal expense the Company's general and administrative expenses for the year ended December 31, 2005 would have been lower than the preceding year as a result of actions taken by the Company in 2005, to reduce its staff and associated expenses. The Company expects that overall general and administrative expenses will decline in 2006 as a percentage of sales, as sales are expected to increase at a greater rate than general and administrative expenses.

Marketing and Sales Expenses. Marketing and sales expenses increased from $7,083,433 in 2004 to $8,146,850 in 2005. The increase in marketing and sales expenses primarily results from the increase in sales force and related travel expenses and in its advertising and promotional costs in 2005. In general, the Company expects marketing and sales expenses to decline in 2006 as a percentage of sales, as sales are expected to increase at a greater rate than marketing and sales expenses.

Interest Expense. Net interest for the year ended December 31, 2005 decreased from $561,044 in 2004 to $3,961 in 2005. The decrease in net interest expense during 2005 is primarily due to the repayment of $3,330,000, in December 2004, that the Company had previously borrowed from its Chairman, Mr. Robert Howard, pursuant to a Revolving Loan and Security Agreement with Mr. Howard (the "Loan Agreement") and the increase in interest income earned on its cash balance.

Net Loss. As a result of the foregoing, the Company recorded a net loss of ($4,758,488) or ($0.13) per share for the year ended December 31, 2005 on sales of $19,769,822, compared to a net loss of ($828,263) or ($0.03) per share on sales of $23,308,462 for the year ended December 31, 2004.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Sales. Sales of the Company's CAD and medical imaging products for the year ended December 31, 2004 were $23,308,462, compared with sales of CAD and medical imaging products for the year ended December 31, 2003 of $6,520,306. The sales increase during 2004 was due in large part to contributions from acquired CADx products and sales channels, which were not included in 2003 results. During 2004 iCAD concentrated its distribution development efforts on SourceOne Healthcare, Inc. (CADx' national distributor prior to iCAD's acquisition of CADx), and on selected complementary independent resellers.

During the first quarter of 2004, and as a result of its acquisition of CADx, multiple changes in its sales channels, sales management and organization, product naming, positioning and marketing were implemented. In connection with the consolidation of sales channels and product lines, the Company believed that iCAD created the broadest and most comprehensive line of CAD products available in the industry and associated it with a single, well-recognized model brand "SECONDLook".

In 2004 the Company believed that it had completed the transformation of iCAD from a manufacturer of printing and photo scanning equipment with limited growth opportunities, to a growing world leader in the much larger market for early detection of cancer solutions.

Factors that the Company expected would play a significant role in its potential sales growth and potential for profitability included the following:

- Sales of early cancer detection products for film-based mammography by and through additional resellers;
- Sales of additional products, especially the Company's lower price SECONDLook 200 CAD breast cancer detection system;
- Contribution from a fee per service program, which the Company calls ClickCAD, and actively began promoting in the fourth quarter of 2004;
- Sales of cancer detection products for digital mammography by and through additional OEM channels previously announced by the Company;

Gross Margin. Gross margin as a percentage of sales, for the year ended December 31, 2004, improved to 72% compared to 55% for the same period in 2003. The increase in the gross margin rate was primarily due to increases in sales of higher margin products for digital mammography. Although there could be no assurance of its future gross margin rate, the Company expected that continued sales of its higher margin CAD products and increasing production economies and economies of scale resulting from the merger with CADx would support gross margins at comparable levels to those experienced in 2004. The Company further believed that increasing sales of products for digital mammography could contribute to increasing gross margins over time because these products are primarily software in nature and therefore, have lower cost than certain of the Company's prior products which had higher cost hardware components.

Engineering and Product Development. Engineering and product development costs for the year ended December 31, 2004 increased to $4,832,842 from $2,384,057 in 2003. The increase in engineering and product development costs primarily resulted from the Company's addition, as a result of its acquisition of CADx, of a software technology development group to support its CAD products and new product development. The Company also redirected a portion of its research and engineering resources to accelerate the delivery of new iCAD products, such as applying iCAD's core CAD and clinical decision support technologies to additional medical applications. Additionally, during the first quarter of 2004 the Company took action following its merger with CADx to reduce its workforce and close its office and software development group located in Tampa, Florida. In connection with these measures, the Company incurred approximately $280,000 in non-recurring engineering severance benefits and office closure expenses.

The Company's technologies were also being applied to the early detection of breast cancer using ultrasound; the early detection of lung cancer utilizing low-dose spiral Computed Tomography (CT) and the early detection of colon cancer utilizing CT. With support provided through the FY 2004 and FY 2005 Defense Appropriations Bills, iCAD had begun collaboration with the Walter Reed Army Medical Center and the Windber Research Institute in Windber, PA, to develop and evaluate 3D CAD technology for breast imaging based on existing CAD and pattern analysis techniques for conventional mammograms. One objective of this research project was to use ultrasound imaging to reduce biopsies which prove to be unnecessary. Research programs in cardiovascular disease applications were also in the planning stages.

General and Administrative. General and administrative expenses for the year ended December 31, 2004 decreased by $2,313,611 or 31%, from $7,439,721 in 2003 to $5,126,110 in 2004. The decrease primarily resulted from the following non-recurring expenses recorded in 2003. During the third quarter of 2003 the Company recorded a one-time write off in the amount of $1,443,628 attributable to its distribution agreement with Instrumentarium Imaging, Inc., ("Instrumentarium"), which it assumed as part of the Company's acquisition of Intelligent Systems Software, Inc. in June 2002. This write-off came after assessing the performance of Instrumentarium and in light of the Company's implementation of alternative distribution channels, thereby eliminating the distribution agreement as a depreciating asset. Additionally, during the third quarter of 2003, the Company accounted for over $2,702,000 in non-recurring expenses related to the settlement of R2 Technology patent infringement litigation and related legal expenses.

Excluding the 2003 write offs and non-recurring expenses, general and administrative expenses increased in 2004 due to increases in salaries, administrative costs and amortization of intangible assets of approximately $1,550,000, resulting from the Company's acquisition of CADx. Additional increases in general and administrative expenses, reflected approximately $50,000 in non-recurring severance benefits and other expenses associated with reductions of staff, in the first quarter of 2004, made possible by the combination of CADx and iCAD, a write-off of fixed assets relating to the closure of the iCAD office in Tampa, Florida and approximately $200,000 in consulting and accounting costs associated with the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Marketing and Sales. Marketing and sales expenses increased from $1,838,618 in 2003 to $7,083,433 in 2004. The increase in marketing and sales expenses primarily resulted from the Company's addition, as a result of its acquisition of CADx, of sales, marketing and service organizations to support its CAD products and distribution channels. The Company took action following the merger to reduce its workforce, close its office in San Rafael, California, and eliminate duplication in marketing and other activities. The Company had incurred approximately $200,000 in non-recurring marketing and sales severance benefits and office closure expenses in the first quarter of 2004. During the fourth quarter of 2004 the Company increased marketing and advertising expenses associated with trade show participation and increased advertising of new and existing products.

Interest Expense. Net interest for the year ended December 31, 2004 increased from $114,655 in 2003 to $561,044 in 2004. This increase was primarily due to the addition, as a result of iCAD's acquisition of CADx, of a 36-month secured promissory note in the amount of $4,500,000 to purchase CADx shares that were owned by two institutional investors.

Net Loss. As a result of the foregoing, the Company recorded a net loss of ($828,263) or ($0.03) per share for the year ended December 31, 2004 on sales of $23,308,462, compared to a net loss of ($8,198,408) or ($0.31) per share on sales of $6,520,306 for the year ended December 31, 2003.

Liquidity and Capital Resources

The Company believes that its current liquidity and capital resources are sufficient to support and sustain operations through at least the next 12 months, primarily due to continuing operations and the availability of a $5,000,000 credit line under the Loan Agreement with its Chairman, Mr. Robert Howard, of which $4,741,094 was available at December 31, 2005. The Loan Agreement expires March 31, 2007, subject to extension by the parties. Outstanding advances are collateralized by substantially all of the assets of the Company and bear interest at prime interest rate plus 1%, (8.25% at December 31, 2005). The Company's ability to generate cash adequate to meet its future capital requirements beyond the next 12 months will depend primarily on operating cash flow. If sales or cash collections are reduced from current expectations, or if expenses and cash requirements are increased, the Company may require additional financing.

Working capital decreased $5,208,927 to $3,090,099 at December 31, 2005 from $8,299,026 at December 31, 2004. The ratio of current assets to current liabilities at December 31, 2005 and 2004 was 1.4 and 2.4, respectively. These decreases resulted primarily from the net loss of $4,758,488 during 2005.

Net cash used for operating activities for the year ended December 31, 2005 was $1,296,584 compared to $1,950,038 used for the same period in 2004. The cash used for the year ended December 31, 2005 resulted from the net loss of $4,758,488, increases in inventory of $1,503,661, and the payment of accrued interest of approximately $623,000 owed to Mr. Howard pursuant to the Loan Agreement, offset by the decrease in accounts receivable and prepaid assets totaling $1,133,094 and increases in accounts payable, accrued expenses and deferred revenue totaling $2,799,181, plus non-cash depreciation and amortization of $1,631,944 and a stock based compensation expense relative to a stock option grant of $24,333.

The net cash used for investing activities for the year ended December 31, 2005 was $1,056,405 compared to $472,638 used for the same period in 2004. The cash used in investing activities in 2005 included the addition of $1,056,405 for tooling, computer equipment, and leasehold improvements.

Net cash used for financing activities in the year ended December 31, 2005 was $1,050,311 compared to net cash provided by financing activities of $5,329,788 for the same period in 2004. The net cash used for financing activities during the year ended December 31, 2005 consisted of the payment of the notes payable in the amount of $1,541,094, offset by cash received due to the issuance of common stock relating to exercise of stock options in the amount of $490,783.

On December 24, 2004, the Company sold 1,872,222 shares of its common stock for $4.50 per share in a private placement to institutional investors. The net proceeds to the Company for the 1,872,222 shares sold were approximately $8,325,000. In connection with these transactions the Company issued warrants to purchase 936,111 shares of the Company's common stock. The warrants are exercisable for a period of five years from the closing of the offering at an exercise price of $5.50 per share.

In the fourth quarter of 2003, the Company sold 1,260,000 shares of its common stock for $5.00 per share in a private placement to institutional investors. The Company also issued to such investors' additional investment rights to purchase up to an additional 315,000 shares of its common stock at $5.00 per share. The net proceeds to the Company for the 1,260,000 shares sold were approximately $5,919,000. In February 2004, a total of 90,000 shares of the Company's common stock were issued in connection with the exercise of certain additional investment rights issued in 2003. The remaining investment rights expired unexercised. The net proceeds to the Company for the 90,000 shares sold were approximately $418,000. The placement agent for these transactions received compensation in the amount of approximately $404,000 and a five year warrant to purchase 67,200 shares of the Company's cmmon stock at $5.00 per share.

On December 31, 2003, the Company completed the acquisition of CADx in exchange for 4,300,000 shares of the Company's common stock to certain stockholders of Qualia Computing, Inc. Additionally, the Company paid $1,550,000 in cash and executed a 36-month secured promissory note in the amount of $4,500,000 to purchase Qualia shares that were owned by two institutional investors.

The following table summarizes, for the periods presented, the Company's future estimated cash payment under existing contractual obligations.

* Interest based on rate at December 31, 2005 of 8.25%. The Company's interest obligation relating to its Convertible Revolving Loan Agreement with Mr. Howard, its Chairman, is not included in this table.

Contractual Obligations	Payments due by period				
	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years
Long Term Debt Obligations	$ 2,133,906	$ 1,500,000	$ 633,906	$ —	$ —
Lease Obligations	$ 2,385,348	$ 513,453	$ 1,385,455	$ 486,440	$ —
Interest Obligation*	$ 154,688	$ 123,750	$ 30,938	$ —	$ —
Total Contractual Obligations	$ 4,673,942	$ 2,137,203	$ 2,050,299	$ 486,440	$ —

Effect of New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. In April 2005, the Securities and Exchange Commission (the SEC) postponed the effective date of SFAS 123R until the issuers first fiscal year beginning after June 15, 2005. Under the current rules, the Company will be required to adopt SFAS 123R in the first quarter of fiscal 2006.

Under SFAS 123R, pro forma disclosures previously permitted will no longer be an alternative to financial statement recognition. The Company must determine the appropriate fair value model to be used for valuing share-based payments to employees, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include modified prospective and retrospective adoption options. Additionally, SFAS 123R clarifies the timing for recognizing compensation expense for awards subject to acceleration of vesting on retirement and also specifies the treatment of excess tax benefits associated with stock compensation.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects that the adoption of SFAS 123R may have a material impact on the Company's consolidated results of operations and earnings per share.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154) which replaces APB Opinions No. 20 Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. An Amendment of APB Opinion No. 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition, but does not expect it will have a material impact.

Safe Harbor Statement and Reference to Risk Factors

Certain information included in this annual report are not historical facts and contain forward looking statements that involve a number of known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievement expressed or implied by such forward looking statements. These risks and uncertainties include, but are not limited to, uncertainty of future sales levels, protection of patents and other proprietary rights, the impact of supply and manufacturing constraints or difficulties, product market acceptance, possible technological obsolescence of products, increased competition, litigation and/or government regulation, changes in Medicare reimbursement policies, competitive factors, the effects of a decline in the economy in markets served by the Company and other risks detailed in this report and in the Company's other filings with the Securities and Exchange Commission. The words "believe", "demonstrate", "intend", "expect", "estimate", "anticipate", "likely", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

iCAD's business is subject to risk factors and uncertainty of results that are not specifically described in this Annual Report, and are critical to any evaluation of the Company. More information is provided in the Company's filings with the U.S. Securities and Exchange Commission.

Board of Directors

Robert Howard Founder and Chairman of the Board

Ken Ferry President and Chief Executive Officer, iCAD, Inc.

Rachel Brem, M.D. Director of Breast Imaging and Intervention, Professor of Radiology and the Vice-Chairman in the Department of Radiology, The George Washington University Medical Center

George Farley* Certified Public Accountant and Financial Consultant

James Harlan* Executive Vice President and Chief Financial Officer, HNG Storage Company

Scott Parr Vice Chairman of the Board

Maha Sallam, Ph.D. Vice President CT Program, iCAD, Inc.

Herschel Sklaroff, M.D. Associate Director, Diagnostic and Preventive Medical Center, The Mount Sinai Hospital

Elliott Sussman* President and Chief Executive Officer, Lehigh Valley Hospital and Health Network

*Members of the audit committee

Executive Officers

Jeff Barnes Senior Vice President of Sales

Ken Ferry President and Chief Executive Officer

Annette Heroux Vice President of Finance and Chief Financial Officer

Jeff Hoffmeister, MD Vice President Medical Director

Norma Karle Vice President Supply Chain / Manufacturing

John Rosenstengel Vice President Quality and Regulatory

Maha Sallam, Ph.D. Vice President CT Program

Janet Sterritt Vice President of Business Development

Stacey Stevens Senior Vice President Marketing and Strategy

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of iCAD, Inc.,
Nashua, New Hampshire

We have audited the accompanying consolidated balance sheets of *i*CAD, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. We have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 (b), on April 18, 2005, the Company received a letter from a competitor, advising the Company of their position that the Company's SECONDLook product lines allegedly infringed on certain patents, which are licensed to the competitor. These patents are continuations in part of the patents already licensed to the Company by the competitor under a September 2003 Settlement Agreement that resolved certain patent infringement litigation between the Company and the competitor (the "Settlement Agreement"). Under the Settlement Agreement, the rights of the competitor to assert subsequent claims of infringement of this nature against the Company are limited, and require reasonably detailed notice, the opportunity for negotiation and binding arbitration as a required alternative to litigation. A three member arbitration panel was named and the Company's patent dispute with the competitor, including counterclaims by the Company that the competitor infringes on certain patents which are owned by the Company, proceeded to a hearing before the panel on October 18 and 19, 2005. Post-trial briefing was submitted on February 28, 2006 and a decision from the arbitrators is expected in April 2006. While the Company remains confident that it does not infringe on any valid and enforceable competitor patent, and that the competitor has infringed one or more of the Company's patents, the outcome of the arbitration can not be assured, and a negative finding by the arbitrators could have a material and adverse effect on the Company's business. See Note 10 (b) for further information.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *i*CAD, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ BDO Seidman, LLP
Boston, Massachusetts
March 31, 2006

iCAD, Inc. and Subsidiaries

Consolidated Balance Sheets

Assets	December 31, 2005	December 31, 2004
Current assets:		
Cash and cash equivalents	$ 4,604,863	$ 8,008,163
Trade accounts receivable net of allowance for doubtful accounts of $450,000 in 2005 and 2004	3,958,392	5,006,333
Inventory	2,517,467	1,013,806
Prepaid and other current assets	176,133	261,286
Total current assets	11,256,855	14,289,588
Property and equipment:		
Equipment	3,038,344	2,078,306
Lease hold improvements	120,012	37,904
Furniture and Fixtures	149,803	135,544
	3,308,159	2,251,754
Less accumulated depreciation and amortization	1,523,724	944,121
Net property and equipment	1,784,435	1,307,633
Other assets:		
Patents, net of accumulated amortization	224,519	302,644
Technology intangibles, net accumulated amortization	4,348,008	4,964,090
Tradename, distribution agreements and other, net of accumulated amortization	398,733	756,867
Goodwill	43,515,285	43,515,285
Total other assets	48,486,545	49,538,886
Total assets	$ 61,527,835	$ 65,136,107
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 4,250,574	$ 2,006,500
Accrued Interest	48,167	671,154
Accrued salaries and other expenses	1,868,736	1,373,191
Deferred revenue	499,279	439,717
Current maturities of notes payable	1,500,000	1,500,000
Total current liabilities	8,166,756	5,990,562
Convertible loans payable to related party	258,906	300,000
Notes payable, less current maturities	375,000	1,875,000
Total Liabilities	8,800,662	8,165,562
Commitments and contingencies		
Stockholders's equity:		
Preferred Stock, $ .01 par value: authorized 1,000,000 shares issued and outstanding 6,374 in 2005 and 7,435 in 2004, with an aggregate liquidation value of $1,739,900 and $1,900,000 plus 7% annual dividend, in 2005 and 2004, respectively.	64	74
Common stock, $ .01 par value: authorized. 50,000,000 shares; issued 36,931,262 in 2005 and 36,410,170 shares in 2004, outstanding 36,863,386 in 2005 and 36,342,294 shares in 2004	369,312	364,101
Additional paid-in capital	130,781,430	130,271,515
Accumulated deficit	(77,473,369)	(72,714,881)
Treasury stock at cost (67,876 shares)	(950,264)	(950,264)
Total Stockholders' equity	52,727,173	56,970,545
Total liabilities and stockholders' equity	$ 61,527,835	$ 65,136,107

See accompanying notes to consolidated financial statements

iCAD, Inc. and Subsidiaries

Consolidated Statements of Operations

	For the Years Ended December 31, 2005	2004	2003
Sales	$19,769,822	$23,308,462	$ 6,520,306
Cost of Sales	4,636,057	6,533,296	2,941,663
Gross margin	15,133,765	16,775,166	3,578,643
Operating expenses:			
Engineering and product development	4,785,092	4,832,842	2,384,057
General and administrative	6,956,350	5,126,110	7,439,721
Marketing and sales	8,146,850	7,083,433	1,838,618
Total operating expenses	19,888,292	17,042,385	11,662,396
Loss from operations	(4,754,527)	(267,219)	(8,083,753)
Other income (expense)			
Interest income	127,526	20,145	15,538
Interest expense (including $41,094, $287,840 and $102,555, respectively, to related parties)	(131,487)	(581,189)	(130,195)
Other income (expense), net	(3,961)	(561,044)	(114,657)
Net loss	(4,758,488)	(828,263)	(8,198,410)
Preferred dividends	121,730	133,000	144,258
Net loss available to common stockholders	$ (4,880,218)	$ (961,263)	$ (8,342,668)
Net loss per share			
Basic and diluted	$ (0.13)	$ (0.03)	$ (0.31)
Weighted average number of shares used in computing loss per share			
Basic and diluted	36,627,696	34,057,775	26,958,324

See accompanying notes to consolidated financial statements.

iCAD, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Preferred Stock		Common Stock		Additional			
	Number of Shares Issued	Par Value	Number of Shares Issued	Par Value	Paid-in Capital	Accumulated Deficit	Treasury Stock	Stockholders Equity
Balance at December 31, 2002	8,550	$ 86	26,418,124	264,181	$ 85,829,483	$(63,688,210)	$ (950,264)	$21,455,276
Issuance of common stock pursuant to stock option plans	—	—	616,640	6,166	855,134	—	—	861,300
Issuance of common stock pursuant to payment of accounts payable	—	—	600,000	6,000	2,015,600	—	—	2,021,600
Issuance of common stock relative to conversion of Preferred stock	(1,115)	(12)	157,500	1,575	(1,563)	—	—	—
Issuance of common stock in connection with legal settlement	—	—	325,954	3,260	1,212,940	—	—	1,216,200
Issuance of common stock relative to merger	—	—	4,300,000	43,000	24,467,000	—	—	24,510,000
Issuance of common stock relative to private offering	—	—	1,260,000	12,600	5,906,400	—	—	5,919,000
Issuance of stock options in payment for legal services	—	—	—	—	23,377	—	—	23,377
Compensation expense related to the extension of director stock options	—	—	—	—	87,285	—	—	87,285
Issuance of common stock for payment of dividends to investors	—	—	26,591	266	143,992	—	—	144,258
Preferred stock dividends	—	—	—	—	(144,258)	—	—	(144,258)
Net loss	—	—	—	—		(8,198,408)	—	(8,198,408)
Balance at December 31, 2003	7,435	74	33,704,809	337,048	120,395,390	(71,886,618)	(950,264)	47,895,630
Issuance of common stock pursuant to stock options plans	—	—	593,574	5,936	966,654	—	—	972,590
Issuance of common stock pursuant to exercise of warrants	—	—	50,000	500	124,500	—	—	125,000
Issuance of common stock relative to conversion of loan payable to investor	—	—	70,612	706	61,432	—	—	62,138
Issuance of common stock relative to private offerings	—	—	1,962,222	19,622	8,723,828	—	—	8,743,450
Issuance of common stock for payment of dividends to investors	—	—	28,953	289	132,711	—	—	133,000
Preferred stock dividends	—	—	—	—	(133,000)	—	—	(133,000)
Net loss	—	—	—	—	—	(828,263)	—	(828,263)
Balance at December 31, 2004	7,435	74	36,410,170	364,101	130,271,515	(72,714,881)	(950,264)	56,970,545
Issuance of common stock pursuant to stock option plans	—	—	293,476	2,935	487,848	—	—	490,783
Issuance of common stocks relative to conversion of preferred stock	(1,061)	(10)	130,500	1,305	(1,295)	—	—	—
Compensation expense related to the issuance of stock options to advisory board		—	—	—	24,333	—	—	24,333
Issuance of common stock for payment of dividends to investors	—	—	97,116	971	120,759	—	—	121,730
Preferred stock dividends	—	—	—	—	(121,730)	—	—	(121,730)
Net loss	—	—	—	—	—	(4,758,488)	—	(4,758,488)
Balance at December 31, 2005	6,374	$ 64	36,931,262	369,312	$130,781,430	$ (77,473,369)	$ (950,264)	$52,727,173

See accompanying notes to consolidated financial statements

iCAD, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31, 2005	2004	2003
Cash flows from operating activities			
Net Loss	$(4,758,488)	$ (828,263)	$ (8,198,408)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation	579,603	286,500	138,090
Amortization	1,052,341	1,052,195	529,803
Loss on disposal of assets	—	21,110	1,443,628
Issuance of common stock for payment of legal settlement	—	—	1,216,200
Legal expense relative to issue of stock options and warrants	—	—	23,377
Stock based compensation expense relative to extension of stock options	—	—	87,285
Stock based compensation expense relative to stock option grants	24,333	—	—
Changes in operating assets and liabilities:			
Accounts receivable	1,047,941	(1,749,590)	685,960
Inventory	(1,503,661)	1,109,836	(275,657)
Prepaid and other current assets	85,153	185,728	(52,957)
Accounts payable	2,244,074	(1,972,988)	143,573
Accrued interest	(622,987)	337,502	104,574
Accrued expenses	495,545	(615,285)	(728,526)
Deferred revenue	59,562	223,217	216,500
Total adjustments	3,461,904	(1,121,775)	3,531,850
Net cash used by operating activities	(1,296,584)	(1,950,038)	(4,666,558)
Cash flows from investing activities:			
Additions to patents, technology and other	—	(1,446)	(264,225)
Additions to property and equipment	(1,056,405)	(347,680)	(100,000)
Acquisitions, net of cash acquired	—	(123,512)	(1,103,969)
Net cash used by investing activities	(1,056,405)	(472,638)	(1,468,194)
Cash flows from financing activities:			
Issuance of common stock for cash	490,783	9,903,178	6,780,300
Proceeds from investor	—	—	3,430,000
Payment of note payable to principal stockholder	(41,094)	(3,330,000)	—
Payment of note payable	(1,500,000)	(1,233,390)	(65,526)
Payment of convertible subordinated debentures	—	(10,000)	—
Net cash provided (used) by financing activities	(1,050,311)	5,329,788	10,144,774
Increase in cash and equivalents	(3,403,300)	2,907,112	4,010,022
Cash and equivalents, beginning of year	8,008,163	5,101,051	1,091,029
Cash and equivalents, end of year	$ 4,604,863	$ 8,008,163	$ 5,101,051
Supplemental disclosure of cash flow information:			
Interest Paid	$ 764,875	$ 240,030	$ 1,965
Non-cash items from financing activities			
Conversion of accounts payable into Common Stock	$ —	$ —	$ 2,021,600
Dividends payable with Common Stock	$ 121,730	$ 133,000	$ 144,258
Fair market value of iCAD common stock and common stock options issued to acquire capital stock of Qualia & ISSI	$ —	$ —	$24,510,000
Net tangible assets of Qualia and ISSI acquired, excluding cash acquired of $446,031 and $2,202,040, respectively	$ —	$ —	$ 1,317,092
Fair market value of identifiable intangible assets acquired from Qualia & ISSI, respectively.	$ —	$ —	$ 3,694,000

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations and Use of Estimates

iCAD, Inc. and its subsidiaries (the "Company" or "iCAD") designs, develops, manufactures and markets computer aided detection (CAD) technology for mammography applications and medical film digitizers. The Company considers itself a single reportable business segment. The Company sells its products throughout the world through various distributors, resellers and systems integrators. See Note 9 for geographical and major customer information.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the Company's estimates and assumptions used in the preparation of the financial statements relate to the Company's products, which are subject to rapid technological change. It is reasonably possible that changes may occur in the near term that would affect management's estimates with respect to inventory, equipment and intangible assets.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries that were acquired during 2003, Qualia Acquisition Corporation, CADx Systems, Inc. Any material inter-company transactions and balances have been eliminated in consolidation.

(c) Cash Flow Information

For purposes of reporting cash flows, the Company defines cash and cash equivalents as all bank transaction accounts, certificates of deposit, money market funds and deposits, and other money market instruments maturing in less than 90 days, which are unrestricted as to withdrawal.

(d) Financial instruments

The carrying amounts of financial instruments, including cash and equivalents, accounts receivable, accounts payable, accrued expenses, loan payable to related parties, notes payable and other convertible debt approximated fair value as of December 31, 2005 and 2004.

(e) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition and generally does not require collateral.

Senior management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to the Company, it believes the allowance for doubtful accounts as of December 31, 2005 is adequate. However, actual write-offs might exceed the recorded allowance.

(f) Inventory

Inventory is valued at the lower of cost or market value, with cost determined by the first-in, first-out method. At December 31, inventory consisted of raw material and finished goods of approximately $1,245,000 and $1,272,000, respectively, for 2005, and raw material and finished goods of approximately $194,000 and $820,000, respectively, for 2004.

(g) Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the various classes of assets (ranging from 3 to 5 years) or the remaining lease term, whichever is shorter for leasehold improvements.

(h) Long Lived Assets

Long-lived assets, such as intangible assets, other than goodwill, and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value.

(1) Intangible assets subject to amortization consist primarily of patents, technology intangibles, trade name and distribution agreements purchased in the acquisition of ISSI in June, 2002 and CADx in December, 2003 (See Note 2). These assets are amortized on a straight-line basis over their estimated useful lives of 2 to 10 years.

For the years ended December 31	**2005**	**2004**	**Useful Life**
Gross carrying amount:			
Patents	$ 390,624	$ 390,624	5 years
Technology	6,160,822	6,160,822	10 years
Trade name	248,000	248,000	10 years
Distribution agreements	867,000	867,000	2-3 years
Total amortizable intangible assets	$ 7,666,446	$ 7,666,446	
Accumulated amortization			
Patent	166,105	87,980	
Technology	1,812,814	1,196,732	
Trade name	49,600	24,800	
Distribution agreements	666,667	333,333	
Total Accumulated amortization	$ 2,695,186	$ 1,642,845	
Amortizable intangible assets, net	$ 4,971,260	$ 6,023,601	

Amortization expense related to intangible assets was approximately $1,052,000, $1,052,000 and $530,000 for the years ended December 31, 2005, 2004, and 2003, respectively. Estimated amortization of the Company's intangible assets for the next five fiscal years is as follows:

Estimated amortization expense for the years ended December 31:	
2006	$ 909,000
2007	699,000
2008	699,000
2009	641,000
2010	641,000

In the third quarter of 2003, the Company recorded a write-off of $1,443,628 for the remaining asset, net of accumulated amortization, attributable to its distribution agreement with Instrumentarium Imaging, Inc. ("Instrumentarium"), which the Company assumed as part of the ISSI acquisition. This write-off came after assessing the performance of Instrumentarium under the distribution agreement, and in light of the Company's implementation of alternative distribution channels. This charge is included in 2003 general and administrative expenses.

(i) Goodwill

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS 141 requires companies to use the purchase method of accounting for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 addresses the accounting for acquired goodwill and intangible assets. Goodwill and indefinite-lived intangible assets are no longer amortized and are tested for impairment at least annually.

Goodwill arose in connection with the ISSI acquisition in June 2002 and with CADx at December 31, 2003. *See Note 2.*

(j) Revenue Recognition

The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition, as amended by SOP 98-9 "Modification of SOP 97-2 with Respect to Certain Transactions", and Staff Accounting Bulletin 104, "Revenue Recognition in Financial Statements" ("SAB 104"). In general the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable.

The Company defers revenue for extended service contracts related to future periods and recognizes revenue on a straight-line basis in accordance with FASB Technical Bulletin No. 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts." The Company provides for estimated warranty costs on original product warranties at the time of sale.

(1) **(k) Cost of Sales**

Cost of sales consists of the costs of products purchased for resale, acquired technology, any associated inbound and outbound freight and duty, any costs associated with manufacturing, warehousing, material movement and inspection, and depreciation and amortization of capitalized equipment.

(l) Warranty Costs

The Company's products are generally under warranty against defects in material and workmanship from a 90 day to 2 year period, depending on the product. The Company established a warranty reserve in the amount of $150,000 in 2005 and 2004.

Warranty provisions and claims for the years ended December 31, 2005 and 2004, were as follows:

	2005	2004
Beginning balance	$ 150,000	$ 100,000
Warranty provision	295,419	252,178
Usage	295,419	202,178
Ending balance	$ 150,000	$ 150,000

(m) Engineering and Product Development Costs

These costs relate to research and development efforts which are expensed as incurred.

(n) Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2005, 2004 and 2003 was $790,000, $620,000 and $250,000, respectively.

(o) Net Loss Per Common Share

The Company follows SFAS No. 128, "Earnings per Share", which requires the presentation of both basic and diluted earning per share on the face of the Statements of Operations. Conversion of the subordinated debentures and other convertible debt and preferred stock and assumed exercise of options and warrants are not included in the calculation of diluted loss per share since the effect would be antidilutive. Accordingly, basic and diluted net loss per share do not differ for any period presented. The following table summarizes the common stock equivalent of securities that were outstanding as of December 31, 2005, 2004 and 2003, but not included in the calculation of diluted net loss per share because such shares are antidilutive:

	2005	2004	2003
Stock options	4,249,763	3,914,511	3,688,551
Stock warrants	1,003,311	1,010,311	124,200
Convertible Revolving Promissory Note	256,410	54,557	1,261,136
Convertible Series A Preferred Stock	515,000	615,000	615,000
Convertible Series B Preferred Stock	612,000	642,500	642,500

(p) Income Taxes

The Company follows the liability method under SFAS No. 109, "Accounting for Income Taxes". The primary objectives of accounting for taxes under SFAS 109 are to (a) recognize the amount of tax payable for the current year and (b) recognize the amount of deferred tax liability or asset for the future tax consequences of events that have been reflected in the Company's financial statements or tax returns.

(q) Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123R, "Share-Based Payment" ("FAS 123R"). FAS 123R is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). The Company is required to adopt the provisions of FAS 123R as of the beginning of its first fiscal quarter of 2006. This statement establishes standards for and requires the recognition of the cost of employment-related services settled in share-based payment. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro-forma disclosures under SFAS 123. The Company expects that the

(1) adoption of SFAS123R will have a material impact on the Company's consolidated results of operations and earnings per share.

Currently and until the adoption of FAS 123R, the Company follows the provisions of FAS 123. The provisions of FAS 123 allow companies to either expense the estimated fair value of its employee stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but disclose the pro forma effects on net income (loss) had the fair value of its employee stock options been expensed.

Under APB Opinion No. 25, when the number of shares and exercise price of the Company's employee stock options are fixed and the exercise price equals the market price of the underlying stock on the date of grant, no compensation cost is recognized provided vesting is based solely on the passage of time.

In December 2005, the Company's Board of Directors approved accelerating the vesting of unvested, "out-of-the-money" stock options to purchase approximately 836,000 shares of the Company's common stock awarded to employees, officers and directors under its stock option plans. The accelerated options have exercise prices ranging from $1.64 to $5.28 and a weighted average exercise price of $3.93. The acceleration was unconditional to the employees, officers and directors and was applied to all outstanding, unvested options priced above the closing price of iCAD's common stock on December 30, 2005. Approximately $1,362,000 of the 2005 pro forma expense listed below relates to options included in this acceleration group.

The primary purpose of the accelerated vesting is to enable the Company to avoid recognizing future compensation expense associated with the accelerated stock options upon the planned adoption of FAS 123R in 2006.

Had compensation cost for the Company's option plans been determined using the fair value method at the grant dates, the effect on the Company's net loss and loss per share for the years ended December 31, 2005, 2004 and 2003 would have been as follows:

	2005	2004	2003
Net loss available to common stockholders			
as reported	$ (4,880,218)	$ (961,263)	$ (8,342,666)
Deduct: Total stock-based employee compensation			
determined under fair value method for all awards	$ (3,076,105)	$ (439,458)	$ (204,455)
Pro forma net loss	$ (7,956,323)	$ (1,400,721)	$ (8,547,121)
Basic and diluted loss per share			
As reported	$ (0.13)	$ (0.03)	$ (0.31)
Pro forma	$ (0.22)	$ (0.04)	$ (0.32)

In computing this pro-forma amount, the Company has used the Black-Scholes pricing model with the following weighted-average assumptions for grants in 2005: no dividends paid on common shares; expected volatility of 78.8%; risk-free interest rates of 3.69%, 3.91%, 4.03%, 4.18%, and 4.39%; and expected lives of 5 years. The weighted-average assumptions used for grants in 2004 were: no dividends paid on common shares; expected volatility of 78.9%; risk-free interest rates of 2.89%, 3.03%, 3.10%, 3.25%, 3.26% and 3.72%; and expected lives of 3 to 4 years. The weighted-average assumptions used for grants in 2003 were: no dividends paid on common shares; expected volatility of 80.8%; risk-free interest rates of 2.34%, 2.60%, 2.63%, 2.91%, 3.06% and 3.34%; and expected lives of 4 and 5 years.

The weighted average grant-date fair value per share of options granted during the year was $1.65 for 2005, $2.59 for 2004 and $1.25 for 2003.

(r) Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, Share-Based Payment (SFAS 123R), which replaces SFAS 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. In April 2005, the Securities and Exchange Commission (the "SEC") postponed the effective date of SFAS 123R until the issuers first fiscal year beginning after June 15, 2005.

(1) Under the current rules, the Company will be required to adopt SFAS 123R in the first quarter of fiscal 2006.

Under SFAS 123R, pro forma disclosures previously permitted will no longer be an alternative to financial statement recognition. The Company must determine the appropriate fair value model to be used for valuing share-based payments to employees, the amortization method for compensation cost and the transition method to be used at the date of adoption. The transition methods include modified prospective and retrospective adoption options.

Additionally, SFAS 123R clarifies the timing for recognizing compensation expense for awards subject to acceleration of vesting on retirement and also specifies the treatment of excess tax benefits associated with stock compensation.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects that the adoption of SFAS 123R will have a material impact on the Company's consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro-forma disclosures under SFAS 123.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154") which replaces APB Opinions No. 20 Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. An Amendment of APB Opinion No. 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by the Company in the first quarter of fiscal 2006. The Company is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition, but does not expect it will have a material impact.

(2) Acquisitions

Acquisition of CADx

On December 31, 2003, the Company completed the acquisition of Qualia Computing, Inc. ("Qualia"). This merger brings together two of the three companies approved by the FDA to market computer aided detection of breast cancer solutions in the United States. To complete the merger, iCAD issued a total of 4,300,000 shares of its common stock, representing approximately 13% of the outstanding shares of iCAD common stock after the merger. The value of the Company's Common Stock issued was based upon a per share value of $5.70, equal to the closing price on November 28, 2003, the day the acquisition was announced. Additionally, iCAD paid $1,550,000 in cash and executed a 36-month secured promissory note in the amount of $4,500,000 to purchase Qualia shares that were owned by two institutional investors. The acquisition was accounted for as a purchase on December 31, 2003, and accordingly, the operations of CADx are included in the consolidated financial statements commencing on January 1, 2004. The purchase price has been allocated to net assets acquired based upon an independent appraisal of their fair values.

Following is a summary of the fair values of the assets acquired and liabilities assumed as of the date of acquisition:

Current assets	$ 4,791,693
Property and equipment	850,241
Identifiable intangible assets	3,694,000
Goodwill	26,099,562
Current liabilities	(3,878,811)
Purchase price	$31,556,685

The unaudited proforma operating results for the Company, assuming the acquisition of CADx occurred as of January 1, 2003, are as follows:

(2)

Year ended December 31,	2003
Sales	$ 16,219,443
Loss from operations	$ (14,553,691)
Net loss	$ (15,087,642)
Net loss per share:	
Basic and diluted	$ (0.57)

(3) Restructuring Charges

Closure of Tampa Office

During the first quarter of 2004, the Company took action following its merger with CADx to reduce its workforce and close its office and software development group located in Tampa, Florida. In connection with these measures, the Company incurred approximately $280,000 in non-recurring engineering severance benefits and office closure expenses with approximately $180,000 due under the non-cancelable operating lease for the facility. The total charge is included in engineering and product development costs in the accompanying 2004 consolidated statement of operations. As of December 31, 2005 approximately $174,000 of severance and closing costs were paid and charged against the liability and approximately $81,000 will be recovered through a sublease arrangement negotiated in June 2005. Accordingly, the Company reduced the accrual by approximately $81,000 in 2005, which was recorded as a reduction of rent expense. The remaining facility closing cost accrued as of December 31, 2005 was approximately $25,000 and expected payments net of sublease payments of $16,000, and $9,000 are due in 2006, and 2007, respectively.

(4) Related Party Transactions

Convertible Loan Payable to Principal Stockholder

The Company has a Revolving Loan and Security Agreement (the "Loan Agreement") with Mr. Robert Howard, Chairman of the Board of Directors of the Company, under which Mr. Howard has agreed to advance funds, or to provide guarantees of advances made by third parties in an amount up to $5,000,000. The Loan Agreement expires March 31, 2007, subject to extension by the parties. Outstanding advances are collateralized by substantially all of the assets of the Company and bear interest at prime interest rate plus 1% (8.25% at December 31, 2005). Mr. Howard is entitled to convert outstanding advances made by him under the Loan Agreement into shares of the Company's common stock at any time based on the outstanding closing market price of the Company's common stock at the lesser of the market price at the time each advance is made or at the time of conversion.

In December 2004 the Company repaid Mr. Howard $3,330,000 pursuant to the Loan Agreement. During the fourth quarter of 2005, based on a previous agreement from Mr. Howard to reduce the interest rate pursuant to the Loan Agreement, the Company applied an interest overpayment totaling $41,094 to the principal balance of the loan, which was recorded as a reduction of interest expense in 2005. As of December 31, 2005, $258,906 was owed by the Company to Mr. Howard and the Company had $4,741,094 available for future borrowings under the Loan Agreement.

(5) Accrued Expenses

Accrued expenses consist of the following at December 31, 2005 and 2004:

	2005	2004
Accrued restructuring	$ 25,505	$ 140,945
Accrued legal fees	272,380	142,856
Accrued state taxes	125,284	122,020
Accrued salary and related expenses	754,943	555,800
Accrued warranty expense	150,000	150,000
Other accrued expenses	540,624	261,570
	$1,868,736	$1,373,191

(6) Notes Payable

To complete the acquisition of CADx *(see Note 2)*, the Company executed a secured promissory note in the amount of $4,500,000 to purchase Qualia's shares, issued in favor of CADx Canada which is payable in quarterly installments over a 3 year period commencing April 2004 and bears interest at the rate per annum equal to the greater of (i) 6.25% or (iii) the prime rate plus 1%, (8.25% at December 31, 2005). The note is secured by the assets of iCAD.

Scheduled maturity of the note payable at December 31, 2005 is as follows:

Year ending	Principal
2006	$1,500,000
2007	375,000
Total	$1,875,000

(7) Stockholders' Equity

(a) Preferred Stock

7% Series A Convertible Preferred Stock.

On December 22, 1999 the Company, pursuant to the authority of the Company's Board of Directors, adopted a resolution creating a series of preferred stock designated as 7.0% Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The number of shares initially constituting the Series A Preferred Stock was 10,000, par value $.01 per share, which may be decreased (but not increased) by the Board of Directors without a vote of stockholders, provided, however, that such number may not be decreased below the number of then outstanding shares of Series A Preferred Stock. The holders of the shares of Series A Preferred Stock vote together with the Common Stock as a single class on all actions to be voted on by the stockholders of the Company. Each share of Series A Preferred Stock entitle the holder thereof to such number of votes per share on each such action as shall equal the number of whole shares of Common Stock into which each share of Series A Preferred Stock is then convertible. The holders are entitled to notice of any stockholder's meeting in accordance with the By-Laws of the Company. Each share of Series A Preferred Stock is convertible into that number of shares of Common Stock determined by dividing the aggregate liquidation preference of the number of shares of Series A Preferred Stock being converted by $1.00 (the "Conversion Rate"). The Conversion Rate is subject to appropriate adjustment by stock split, dividend or similar division of the Common Stock or reverse split or similar combinations of the Common Stock prior to conversion. The Company may at any time after the date of issuance, at the option of the Board of Directors, redeem in whole or in part the Series A Preferred Stock by paying cash equal to $100 per share together with any accrued and unpaid dividends (the "Redemption Price"). The Redemption Price is subject to appropriate adjustment by the Board of Directors of similar division of shares of Series A Preferred Stock or reverse split or similar combination of the Series A Preferred Stock. In the event the Company liquidates, dissolves or winds up, no distribution will made to the holders of shares of Common Stock unless, prior thereto the holders of shares of Series A Preferred Stock have received $100 per share (as adjusted for any stock dividends, combinations or splits) plus all declared or accumulated but unpaid dividends. The holders of shares of Series A Preferred Stock, in preference to the holders of shares of Common Stock, are entitled to receive cumulative dividends of $7.00 per annum per share, payable annually, subject to appropriate adjustment by the Board of Directors of the Company in the event of any stock split, dividend or similar division of shares of Series A Preferred. Dividends are payable annually, in arrears, on the last day of December in each year.

In March 2005, 1,000 shares of the Company's 7% Series A Preferred Stock were converted by unrelated parties into 100,000 shares of the Company's Common Stock. As of December 31, 2005 and 2004 the Company had 5,150 and 6,150 shares, respectively, of its 7% Series A Preferred Stock issued and outstanding, with an aggregate liquidation value of $515,000 and $615,000, respectively. The Company has reserved 515,000 shares of Common Stock issuable upon conversion of the Convertible Series A Preferred Stock.

7% Series B Convertible Preferred Stock.

On October 19, 2000 the Company, pursuant to the authority of the Company's Board of Directors, adopted a resolution creating a series of preferred stock designated as 7.0% Series B Convertible Preferred Stock (the "Series B Preferred Stock"). The number of shares initially constituting the Series B Preferred Stock was 2,000, par value $.01 per share, which may be decreased (but not increased) by the Board of Directors without a vote of stockholders, provided, however, that such number may not be decreased below the number of then outstanding shares of Series B Preferred Stock. The holders of the shares of Series B Preferred Stock have no voting rights other than is required

(7) by law. Each share of Series B Preferred Stock is convertible into that number of shares of Common Stock determined by dividing the aggregate liquidation preference of the number of shares of Series B Preferred Stock being converted by $2.00 (the "Conversion Rate"). The Conversion Rate is subject to appropriate adjustment by stock split, dividend or similar division of the Common Stock or reverse split or similar combinations of the Common Stock prior to conversion. The Company may at any time after the date of issuance, at the option of the Board of Directors, redeem in whole or in part the Series B Preferred Stock by paying cash equal to $1,000 per share together with any accrued and unpaid dividends (the "Redemption Price"). The Redemption Price is subject to appropriate adjustment by the Board of Directors of similar division of shares of Series B Preferred Stock or reverse split or similar combination of the Series B Preferred Stock. In the event the Company liquidates, dissolves or winds up, no distribution will be made to the holders of shares of Common Stock unless, prior thereto, the holders of shares of Series B Preferred Stock have received $1,000 per share (as adjusted for any stock dividends, combinations or splits) plus all declared or accumulated but unpaid dividends. The holders of shares of Series B Preferred Stock, in preference to the holders of shares of Common Stock, are entitled to receive cumulative dividends of $70.00 per annum per share, payable annually, subject to appropriate adjustment by the Board of Directors of the Company in the event of any stock split, dividend or similar division of shares of Series B Preferred. Dividends are payable annually, in arrears, on the last day of December in each year.

In October 2000 the Company sold, in private transactions, a total of 1,400 shares of its 7% Series B Preferred Stock at $1,000 per share, consisting of 1,350 shares to unrelated parties, and 50 shares to Mr. W. Scott Parr, CEO of the Company, for gross proceeds of $1,400,000. The 1,400 shares of 7% Series B Preferred Stock were issued with a conversion price below the Company's Common Stock quoted value and as a result accreted dividends of $996,283 were recorded and included in the net loss per share calculation for the year ended December 31, 2000. In 2003, 115 shares of the Company's Series B Preferred Stock were converted by unrelated parties into 57,500 shares of the Company's Common Stock.

In March 2005, 61 shares of the Company's Series B Preferred Stock were converted by unrelated parties into 30,500 shares of the Company's Common Stock. As of December 31, 2005 and 2004 the Company's had 1,224 and 1,285 shares, respectively, of its 7% Series B Preferred Stock issued and outstanding, with an aggregate liquidation value of $1,224,000 and $1,285,000, respectively. The Company has reserved 612,000 shares of Common Stock issuable upon conversion of the Convertible Series B Preferred Stock.

(b) Stock Options

The Company has five stock option plans, which are described as follows:

The 2001 Stock Option Plan, ("The 2001 Plan")

The 2001 Plan was adopted in August 2001, at the Annual Meeting of Stockholders at which the stock holders voted to replace the 1993 plan, which had no further stock available for grant. The 2001 Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 1,200,000 shares of the Company's common stock. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of each share for which an incentive option is granted shall not be less than the fair market value of the Company's common stock on the date of grant, except for options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price. Incentive options granted under the 2001 Plan vest 100% over periods extending from six months to five years from the date of grant and expire ten years after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the 2001 Plan are generally exercisable over a ten year period, vesting 1/3 each on the first, second, and third anniversaries of the date of grant.

The 2002 Stock Option Plan, ("The 2002 Plan")

The 2002 Plan was adopted in June 2002, at the Annual Meeting of Stockholders. The 2002 Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 500,000 shares of the Company's common stock. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of each share for which an incentive option is granted shall not be less than the fair market value of the Company's common stock on the date of grant, except for options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price. Incentive options granted under the 2002 Plan vest 100% over periods extending from six months to five years from the date of grant and expire ten years

(7) Stock Options, continued

after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the 2001 Plan are generally exercisable over a ten year period, vesting 1/3 each on the first, second, and third anniversaries of the date of grant.

Intelligent Systems Software 2001 Stock Option Plan

In connection with iCAD's acquisition of ISSI in June 2002, iCAD assumed options granted under ISSI's 2001 Stock Option Plan to purchase 400,000 shares of ISSI's common stock, which options were converted upon such acquisition into the right to purchase 500,000 shares of iCAD's common stock in accordance with the terms and conditions set forth in such 2001 Stock Option Plan.

The 2004 Stock Incentive Plan, ("The 2004 Plan")

The 2004 Plan was adopted in June 2004, at the Annual Meeting of Stockholders. The 2004 Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 1,000,000 shares of the Company's common stock. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of each share for which an option is granted shall not be less than the fair market value of the Company's common stock on the date of grant, except for incentive options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price. Incentive options granted under the 2004 Plan generally vest 100% over periods extending from the date of grant to five years from the date of grant and expire not later than ten years after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the 2001 Plan are generally exercisable over a ten year period, vesting 1/3 each on the first, second, and third anniversaries of the date of grant.

The 2005 Stock Incentive Plan, ("The 2005 Plan")

The 2005 Plan was adopted in June 2005, at the Annual Meeting of Stockholders. The 2005 Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 600,000 shares of the Company's common stock of which 598,112 shares are eligible for future grants. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of each share for which an option is granted shall not be less than the fair market value of the Company's common stock on the date of grant, except for incentive options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price. Incentive options granted under the 2005 Plan generally vest 100% over periods extending from the date of grant to five years from the date of grant and expire not later than ten years after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the 2001 Plan are generally exercisable over a ten year period, vesting 1/3 each on the first, second, and third anniversaries of the date of grant.

(7) A summary of stock option activity is as follows:

	Option Shares	Price range per share	Weighted Average
Outstanding, January 1, 2003	3,774,748	$ .80-$3.49	$2.04
Granted	911,500	$1.64-$4.91	$2.09
Exercised	(616,640)	$ .80-$3.49	$1.40
Forfeited	(381,057)	$ .81-$3.49	$2.41
Outstanding, December 31, 2003	3,688,551	$ .80-$4.91	$2.12
Granted	1,334,000	$2.59-$5.28	$4.74
Exercised	(593,574)	$ .80-$3.49	$1.64
Forfeited	(514,466)	$1.55-$5.28	$2.52
Outstanding, December 31, 2004	3,914,511	$ .80-$5.28	$3.04
Granted	1,162,500	$1.06-$3.92	$3.54
Exercised	(293,476)	$ .80-$3.49	$1.67
Forfeited	(533,772)	$1.13-$5.28	$4.89
Outstanding, December 31, 2005	4,249,763	$ .80-$5.28	$3.04
Exercisable at year-end			
2003	2,598,682	$ .80-$3.49	$2.19
2004	2,414,182	$ .80-$3.49	$2.28
2005	4,161,763	$ .80-$5.28	$3.08
Available for future grants			
2005	598,112		

The weighted-average remaining contractual life of stock options outstanding for all plans at December 31, 2005 was 7.2 years.

The following table summarizes information about stock options outstanding at December 31, 2005:

Range of Exercise Prices:	$.80 to $1.97	$2.20 to $3.49	$5.28
Outstanding options:			
Number outstanding at December 31, 2005	1,297,501	2,421,500	530,762
Weighted average remaining contractual life (years)	5.3	7.9	8.1
Weighted average exercise price	$1.32	$3.46	$5.28
Exercisable options:			
Number outstanding at December 31, 2005	1,209,501	2,421,500	530,762
Weighted average remaining contractual life (years)	5.0	7.9	8.1
Weighted average exercise price	$1.34	$3.46	$5.28

In December 2005, the Company's Board of Directors approved accelerating the vesting of unvested, "out-of-the-money" stock options to purchase approximately 836,000 shares of the Company's common stock awarded to employees, officers and directors under its stock option plans. The accelerated options have exercise prices ranging from $1.64 to $5.28 and a weighted average exercise price of $3.93. The acceleration was unconditional to the employees, officers and directors and was applied to all outstanding, unvested options priced above the closing price of the Company's common stock on December 30, 2005.

The primary purpose of the accelerated vesting is to enable the Company to avoid recognizing future compensation expense associated with the accelerated stock options upon the planned adoption of FAS 123R in 2006.

(c) Private Placement

On December 24, 2004, the Company sold 1,872,222 shares of its common stock for $4.50 per share in a private placement to institutional investors. The net proceeds to the Company for the 1,872,222 shares sold were approximately $8,325,000. In connection with these transactions the Company issued warrants to purchase 936,111 shares of the Company's common stock. The warrants are exercisable for a period of five years from the closing of the offering at an exercise price of $5.50 per share.

(7) **(c) Private Placement, continued**

In February 2004 a total of 90,000 shares of the Company's common stock were issued in connection with the additional investment rights which were issued in 2003 (see below). The remaining shares expired unexercised. The net proceeds to the Company for the 90,000 shares sold were approximately $418,000. Ladenburg Thalmann & Co. Inc. served as placement agent for these transactions for which it received compensation in the amount of approximately $404,000 and a five year warrant to purchase 67,200 shares of the Company's Common Stock at $5.00 per share.

On November 24, 2003, the Company sold 1,260,000 shares of its common stock for $5.00 per share in a private placement to institutional investors. The Company also issued to such investors' additional investment rights to purchase up to an additional 315,000 shares of its common stock at $5.00 per share. The net proceeds to the Company for the 1,260,000 shares sold were approximately $5,919,000.

(d) Stock Subscription Warrants

In December 2004, in connection with a private placement transaction the Company issued to the investors in the private placement common stock purchase warrant (the "2004 Warrant") under a Subscription Agreement. The 2004 Warrant entitles the holders to purchase from the Company up to an aggregate of 936,111 shares of the Company's common stock at $5.50 per share. The 2004 Warrants are exercisable for a period of five years from the closing of the offering and expire on December 15, 2009.

On November 24, 2003 the Company issued a common stock purchase warrant (the "2003 Warrant") to Ladenburg Thalmann & Co., Inc. (the "Agent"), that served as a placement agent for the private placement transaction. The warrants were issued for placement services, for which the Agent received a five-year warrant. The 2003 Warrant entitles the Agent to purchase from the Company up to 67,200 shares of the Company's common stock at $5.00 per share. The Agent may exercise the Warrant at any time or from time to time on or prior to November 24, 2008. The Company has reserved 1,003,311 shares of Common Stock issuable upon exercise of the warrants.

At December 31, 2005 there are warrants to purchase 1,003,311 of the Company's common stock that are exercisable at the following prices:

Warrants	Exercise Price
67,200	$5.00
936,111	$5.50

No warrants were issued or exercised in 2005.

(8) Income Taxes

As a result of the 2005, 2004 and 2003 losses, no income tax expense was incurred for these years.

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The Company has fully reserved the deferred tax asset as there is no guarantee that the asset will be utilized. Deferred tax liabilities (assets) are comprised of the following at December 31:

	2005	2004
Inventory (Section 263A)	$ (258,000)	$ (72,000)
Inventory reserves	(150,000)	(102,000)
Receivable reserves	(153,000)	(153,000)
Other accruals	(142,000)	(33,000)
Accumulated depreciation/amortization	28,000	243,000
Tax credits	(2,632,000)	(1,998,000)
NOL carry forward	(13,592,000)	(12,983,000)
Net deferred tax asset	(16,899,000)	(15,098,000)
Valuation allowance	$ 16,899,000	$ 15,098,000
	$ 0	$ 0

As of December 31, 2005, the Company has net operating loss carryforwards totaling approximately $40,000,000 expiring between 2006 and 2025. The amount of the net operating loss carryforwards, which may be utilized in any future period, may be subject to certain limitations based upon changes in the ownership of the Company's common stock.

In addition the Company has available tax credit carryforwards (adjusted to reflect provisions of the Tax Reform Act of 1986) of approximately $2,632,000, which are available to offset future taxable income and income tax liabilities, when earned or incurred. These amounts expire in various years through 2025.

(9) Segment Reporting, Geographical Information and Major Customers

(a) Segment Reporting

The Company follows SFAS No. 131 "Disclosures About Segments of a Business Enterprise and Related Information", which establishes standards for reporting information about operating segments. Operating segments are defined as components of a company about which the chief operating decision maker evaluates regularly in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the Chief Executive Officer. The Company operated in one segment for all years presented.

(b) Geographic Information

The Company's sales are made to U.S. distributors and dealers, and to foreign distributors of computer and related products. Total export sales were approximately $1,747,000 or 9% of total sales in 2005, $1,331,000 or 6% of total sales in 2004 and $289,000 or 4% of total sales in 2003.

The Company's principal concentration of export sales was in Europe, which accounted for 55% of the Company's export sales in 2005, 78% in 2004 and 23% in 2003. Asia accounted for 26% of export sales in 2005 having had no sales in 2004 and 2003. Export sales to Australia decreased to 6% of the Company's export sales in 2005, compared to 11% in 2004 and 35% in 2003. The balance of the export sales in 2005 was into Bermuda, Jordan, Guam and Canada.

As of December 31, 2005 and 2004 the Company had outstanding receivables of $303,339 and $163,151, respectively, from distributors of its products who are located outside of the United States.

(c) Major Customers

During the year ended December 31, 2005 the Company had sales of $3,725,065 and $2,913,493, or 19% and 15% of sales, to SourceOne Healthcare and General Electric Medical Systems, Inc., respectively. These were the Company's two major customers in 2005 with accounts receivable balances of $139,816 and $430,360, respectively, due from these customers at December 31, 2005. For the year ended December 31, 2004 the Company had sales of $6,871,412 and $4,983,683, or 29% and 21% of sales, to SourceOne Healthcare and General Electric Medical Systems, Inc., respectively. These were the Company's two major customers in 2004 with accounts receivable balances of $1,849,791 and $12,090, respectively, due from these customers at December 31, 2004. For the year ended December 31, 2003 the Company had sales of $2,921,535 or 45% of sales, to Instrumentarium Imaging, Inc.

(d) Product Information

The Company's revenues by product line are as follows:

For the year ended December 31,	2005	2004	2003
CAD	$19,297,928	$22,238,699	$ 4,229,622
Medical imaging	471,894	1,069,763	2,290,684
Total	$19,769,822	$23,308,462	$ 6,520,306

(10) Commitments and Contingencies

(a) Lease Obligations

As of December 31, 2005, the Company had three lease obligations related to its facilities. The Company's principal executive office is located in Nashua, New Hampshire. The facility consists of manufacturing, research and development and office space and is leased by the Company pursuant to a lease which expires December 31, 2006 at an annual rent of approximately $61,000. Additionally, the Company is required to pay utilities and provide insurance.

The Company leased a facility for its software research and development group in Tampa, Florida. The facility consisted of research and development and office space and is leased by the Company pursuant to a lease, which expires July 31, 2007 at an annual rent of approximately $53,000. Additionally, the Company is required to pay utilities and provide insurance. During the first quarter of 2004, the Company took action following its merger with CADx to reduce its workforce and close its office and software development group located in Tampa, Florida. In connection with the close of its Tampa facility, in fiscal 2004 the Company accrued approximately $180,000 of expense due under the non-cancelable operating lease for the facility as part of a restructuring charge. In 2005, the Company negotiated a sublease agreement. Accordingly, the Company reduced the accrual by approximately $81,000 in 2005, which was recorded as a reduction of rent expense.

In addition, as a result of its acquisition of CADx on December 31, 2003, the Company leases a facility for its software research and development group located in Beavercreek, Ohio. The facility consists of research and development and office space and is leased by the Company pursuant to a lease which expires December 2010 at a straight-line rate of approximately $445,000 per year. Additionally, the Company is required to pay utilities, common area maintenance, cleaning, security and provide insurance. The lease amount increases annually throughout the life of the lease. The lease may be renewed for two additional terms of five years each. In November 2005, the Company subleased approximately 6,000 square feet of office space at a rate of approximately $73,500 per year through December 2010.

Rental expense for all leases for the years ended December 31, 2005, 2004 and 2003 was $528,681, $781,855 and $125,797, respectively.

Future minimum rental payments due under these agreements and sublease agreements as of December 31, 2005 are approximately as follows:

Fiscal Year	Amount
2006	440,000
2007	381,000
2008	385,000
2009	399,000
2010	413,000
	$2,018,000

(b) Litigation

In 2003 the Company was dismissed from a complaint filed against the Company in the United States District Court for the Eastern District of Texas, entitled The Massachusetts Institute of Technology and Electronics for Imaging, Inc. v. Abacus Software Inc. et al. Case No. 501CV344. The Company had no liability in this matter and as a result, general and administrative expenses incurred during the first quarter of 2003 were reduced by the reversal of the accrued settlement cost in the amount of $383,000.

On June 3, 2002, ISSI was sued in United States District Court for the District of Delaware by R2 Technology, Inc. ("R2"), and Shih-Ping Wang. The lawsuit alleged that ISSI's MammoReader device infringes certain patents owned by the plaintiff. On July 11, 2002, subsequent to the acquisition of ISSI by the Company, the plaintiffs amended their complaint to add the Company and its subsidiary ISSI Acquisition Corp. as additional parties. In July 2003, the Company filed suit in the United States District Court for the District of New Hampshire against R2 for infringement of certain patents licensed by the Company.

On September 8, 2003, the Company announced the settlement of all patent infringement litigation with R2. Under the terms of the settlement, both actions were dismissed with prejudice and the Company was granted a non-exclusive license to the patents named in the suit filed by R2. In connection with the settlement of the suit, the Company agreed to pay R2 an aggregate of $1,250,000, of which $1,000,000 was paid in September 2003, with $250,000 deferred and payable in equal installments on a quarterly basis through December, 2005. In addition, the

(10) Company issued to R2 250,954 shares of the Company's Common Stock valued at $750,000 and has filed a registration statement intended to cover the resale of the shares by R2. The Company also agreed to certain continuing royalties, which are based on the category and configuration of products sold by the Company. Further, the Company granted R2 a partial credit against potential future purchases by R2 of the Company's digitizers worth up to $2,500,000 over five years to encourage R2 to purchase film digitizers manufactured by the Company. This partial credit is not accounted for in the Company's financial statements as it was meant to provide a significant purchasing advantage to R2, while maintaining a reasonable profit margin and creating additional economies of scale for the Company.

In November 2003, R2 agreed to accept an additional 75,000 shares of the Company's Common Stock valued at $466,200, in satisfaction of any royalties it otherwise would have been entitled to receive under the settlement agreement. The value of the Company's Common Stock issued was based upon a per share value of $6.216, equal to the closing price on November 18, 2003, the date of the agreement. These charges are included in general and administrative expenses.

On April 18, 2005, the Company received a letter from R2, advising the Company of R2's position that the Company's SECONDLook product lines allegedly infringed on US Patents 6,266,435, 6,477,262 and 6,574,357, which are licensed to R2. These patents are continuations in part of the patents already licensed to the Company by R2 under a September 2003 Settlement Agreement that resolved certain patent infringement litigation between the Company and R2 (the "Settlement Agreement"). Under the Settlement Agreement, the rights of R2 to assert subsequent claims of infringement of this nature against the Company are limited, and require reasonably detailed notice, the opportunity for negotiation and binding arbitration as a required alternative to litigation. A three member arbitration panel was named and the Company's patent dispute with R2 , including counterclaims by the Company that R2 infringes on US Patents 6,115,488, 6,556,699 and 6,650,766, which are owned by the Company, proceeded to a hearing before the panel on October 18 and 19, 2005. Post-trial briefing was submitted on February 28, 2006 and a decision from the arbitrators is expected in April 2006. While the Company remains confident that it does not infringe on any valid and enforceable R2 patent, and that R2 has infringed one or more of the Company's patents, the outcome of the arbitration can not be assured, and a negative finding by the arbitrators could have a material and adverse effect on the Company's business.

iCAD, Inc. and Subsidiaries

Quarterly Financial Data (unaudited)

2005	Net sales	Gross profit	Net income (loss)	Income (Loss) per share available to common shareholders
First quarter	$6,007,607	$4,734,034	$ 641,929	$ 0.02
Second quarter	$4,231,104	$3,215,740	$(1,083,662)	$ (0.03)
Third quarter	$3,393,804	$2,467,762	$(2,562,831)	$ (0.07)
Fourth quarter	$6,170,707	$4,749,629	$(1,726,524)	$ (0.05)
2004				
First quarter	$5,426,881	$3,597,635	$(1,899,401)	$ (0.06)
Second quarter	$5,636,586	$3,975,139	$ 46,458	$ 0.00
Third quarter	$5,977,048	$4,359,260	$ 366,049	$ 0.01
Fourth quarter	$6,267,947	$4,843,132	$ 658,631	$ 0.02

The 2004 totals above are reflective of the Company's merger with and acquisition of CADx on December 31, 2003. The acquisition expanded the Company's distribution channels, which contributed to immediate growth in sales, increased gross margin with the addition of sales of higher margin products for digital mammography and expanded the Company's new product development group. During the first quarter of 2004 the Company reduced its workforce by approximately 36%; closed offices in Tampa, Florida and San Rafael, California; and reduced or eliminated duplication in marketing, administrative and other activities.

In addition, the Company reduced operating expenses from $5.3 million in the first quarter of 2004 to approximately $3.8 million in each of the second and third quarters of 2004, in part through a reduction in personnel from 110 at the beginning of the first quarter of 2004 to approximately 70 at the beginning of the second quarter of 2004.

iCAD, Inc. and Subsidiaries

Schedule II — Valuation and Qualifying Accounts and Reserves

Column A	Column B	Column C	Column D	Column E
Description	Balance at Begining of Year	Charged to Cost and Expenses	Deductions	Balance at end of Year
Year End December 31, 2005:				
Allowance for Doubtful Accounts	$ 450,000	$ 40,338	$ 40,338(1)	$ 450,000
Inventory Reserve	$ 300,000	$ 120,782	$ 20,782(2)	$ 400,000
Warranty Reserve	$ 150,000	$ 295,419	$ 295,419	$ 150,000
Restructing Reserve	$ 140,945	$ (34,784)	$ 80,656	$ 25,505
Year End December 31, 2004:				
Allowance for Doubtful Accounts	$ 105,000	$ 187,450	$(157,550)(1)	$ 450,000
Inventory Reserve	$ 115,000	$ (64,063)	$(249,063)(2)	$ 300,000
Warranty Reserve	$ 100,000	$ 252,178	$ 202,178	$ 150,000
Restructing Reserve	$ —	$ 140,945	$ —	$ 140,945
Year End December 31, 2003:				
Allowance for Doubtful Accounts	$ 40,000	$ 100,134	$ 35,134(1)	$ 105,000
Inventory Reserve	$ 70,000	$ 10,572	$ (34,428)(2)	$ 115,000
Warranty Reserve	$ —	$ 100,000	$ —	$ 100,000

(1) Represents the amount of accounts charged off.

(2) Represents inventory written off and disposed of.

iCAD, Inc. and Subsidiaries

Investor and Market Information

Market for Registrant's Common Equity and Related Stock Matters

The Company's Common Stock is traded on NASDAQ under the symbol "ICAD". The following table sets forth the range of high and low sale prices for each quarterly period during 2002 through 2005.

Fiscal year ended December 31, 2005	High	Low
First Quarter	$4.47	$3.31
Second Quarter	4.51	3.35
Third Quarter	4.10	2.45
Fourth Quarter	2.53	1.01

Fiscal year ended December 31, 2004	High	Low
First Quarter	$5.89	$3.05
Second Quarter	4.54	3.14
Third Quarter	4.00	3.10
Fourth Quarter	5.29	2.49

As of March 23, 2006 there were 319 holders of record of the Company's Common Stock. In addition, the Company believes that there are in excess of 650 holders of the Common Stock whose shares are held in "street name".

The Company has not paid any cash dividends on its Common Stock to date, and the Company does not contemplate payment of cash dividends in the foreseeable future. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition, and other factors considered relevant to the Company's Board of Directors. There are no non-statutory restrictions on the Company's present or future ability to pay dividends. The Company currently has two outstanding Series of Preferred Stock that have dividend rights that are senior to holders of Common Stock.

Market Information

Stock Exchange Listing

NASDAQ
Ticker Symbol: ICAD

Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004

Independent Auditors

BDO Seidman, LLP
Boston, Massachusetts

Outside Counsel

Blank Rome LLP
New York, New York

A copy of iCAD's annual report to the US Securities and Exchange Commission on Form 10-K is available free of charge on our website, www.icadmed.com, or by writing iCAD, Inc. 4 Townsend West, Suite 17, Nashua, NH 03063.

iCAD, Inc. and Subsidiaries

Selected Financial Information

Selected Statement of Operations Data

Year Ended December 31,	2005	2004	2003	2002	2001
Sales	$19,769,822	$23,308,462	$ 6,520,306	$ 5,000,184	$ 4,835,297
Gross margin	15,133,765	16,775,166	3,578,643	(161,459)	898,891
Total operating expenses	19,888,292	17,042,385	11,662,396	9,208,664	3,439,557
Loss from operations	(4,754,527)	(267,219)	(8,083,753)	(9,370,123)	(2,540,666)
Interest expense—net	3,961	561,044	114,655	48,167	80,105
Net loss	(4,758,488)	(828,263)	(8,198,408)	(9,418,290)	(2,620,771)
Net loss available to common stockholders	(4,880,218)	(961,263)	(8,342,666)	(9,566,340)	(2,775,821)
Net loss per share	(0.13)	(0.03)	(0.31)	(0.46)	(0.20)
Weighted average shares outstanding basic and diluted	36,627,696	34,057,775	26,958,324	20,928,397	13,950,119

Selected Balance Sheet Data

As of December 31,	2005	2004	2003	2002	2001
Total current assets	$11,256,855	$14,289,588	$11,115,003	$ 3,116,665	$ 3,586,602
Total assets	61,527,835	65,136,107	62,662,136	26,077,356	4,161,125
Total current liabilities	8,166,756	5,990,562	7,761,506	4,313,690	2,003,807
Loans payable to related parties, including current portion	258,906	300,000	3,630,000	200,000	500,000
Note payable, including current portion	1,875,000	3,375,000	4,608,390	173,916	178,870
Convertible Subordinated Debentures, including current portion	—	—	10,000	10,000	10,000
Stockholders' equity	52,727,173	56,970,545	47,895,630	21,455,276	2,039,557



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Nashua, NH 03063 USA
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www.icadmed.com